TSX.V:GNG
www.goldengoliath.com

EXPLORATION UPDATE

Vancouver, Canada July 13, 2011 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

Golden Goliath is pleased to advise that exploration work on the Company’s 100% owned Nopalera property is progressing very well.

The current exploration program at Nopalera consists of detailed geological and structural mapping and rock sampling, both on surface and within old workings which are being opened and rehabilitated. The results to date from this work are very encouraging as they indicate Nopalera represents the upper portion of a high sulphidation epithermal system, with excellent potential for gold mineralization at depth.  Road building, trenching and reinterpretation of existing geochemical and geophysical data is also being completed.

"We are delighted with the potential of Nopalera," commented J.Paul Sorbara, president of Golden Goliath. "With  Agnico-Eagle optioning our Las Bolas property, Fresnillo's recent spectacular discovery of a huge gold deposit right beside us, and Peñoles staking large areas all around us, our exploration model is being validated by some of the the world's largest and most successful mining companies. We are extremely encouraged by our exploration results at Nopalera, and look forward to an aggressive drilling campaign to test the high potential targets now being developed on the property."

Indications of high-sulfidation include widespread vuggy quartz and elevated precious metals values associated with silicified and argillized structures.  The numerous old workings on the property give access to unweathered faces for more representative sample results. Lower levels of the system exposed yield higher values of gold and silver.  For example, at an old mine about 2km south of and some 400m vertically below the Nopalera concession, sampling has returned values of up to 15 g/t gold from an exposed quartz vein averaging 1-2m in width. Mr. Sorbara comments: "We see precious metals values increase with depth in the area and this supports our exploration model. We are optimistic our planned drill program will help us define an economic deposit similar to the nearby Orisyvo  deposit, which has an indicated and inferred resources of 9.2M ounces of gold with additional resources identified which will be included in their next scoping study.

The Company has purchased a new geophysical instrument (Terraspec), a state-of-the-art spectrometer that allows us to map the distribution of particular clay minerals which we expect will give us a clearer picture of the epithermal system and assist us with targeting drillholes. Preliminary results already indicate that the alteration is the result of a high sulphidation system, which is believed to be related to porphyry style mineralization at depth.

Fresnillo PLC is the world’s largest primary silver producer, and as such, provides limited disclosure of its advanced exploration programs. However, what they have disclosed about Orisyvo is:

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Indicated & inferred resources of 2.7M ounces of gold in oxides and 6.51M ounces of gold in sulphides (9.2 million ounces of gold)

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Disseminated gold values delineated over a 1 x 1.5 km area, and through 400 metres vertical extent, with grades ranging 0.5 to 2.5 g/t gold

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1.5 kilometer exploration adit underway

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Pilot plant to be established in 2011

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Additional resources identified with an updated scoping study expected early in 2012

The Fresnillo claims that host the Orisyvo deposit border Golden Goliath’s Nopalera claim on its eastern edge. The proximity of Orisyvo and a similar geological model has management very excited on the potential of Nopalera.

The significance of Fresnillo’s discovery and the potential for the district has not gone unnoticed by some of the majors. Peñoles, the second largest Mexican mining company behind Fresnillo, has now staked claims that completely surround our Uruachic Camp. Agnico-Eagle Mines has agreed to option a portion of our Uruachic Camp (Las Bolas/Los Hilos) and is one of our major shareholders. This makes the area an important new emerging gold district with a world class gold deposit and potential for more discoveries, three major mining companies actively involved and Golden Goliath holding a substantial land position in the heart of it.

The Company is planning a major diamond drilling program, the first on Nopalera, for late this year or early 2012. The drilling program is currently estimated to be about 10,000 metres and its objective is to test for mineralization of the same style as that found at the neighbouring Orisyvo deposit.

"The pieces of the puzzle are falling into place, and the picture that's emerging is one of a high-level epithermal system. We are extremely encouraged by the exploration success of our neighbors to the east, and look forward to drill testing our targets on Nopalera as soon as we are ready," commented Mr. Sorbara.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.